EXHIBIT 2.01

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

among

DYNEGY INC.,

DENALI PARENT INC.

and

DENALI MERGER SUB INC.

Dated as of November 16, 2010

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER is dated as of November 16, 2010 (this “Amendment”), and is entered into between Dynegy Inc., a Delaware corporation (the “Company”), Denali Parent Inc., a Delaware corporation (“Parent”), and Denali Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of August 13, 2010, between the Company, Parent and Merger Sub (the “Merger Agreement”).

WHEREAS, the parties desire to amend the Merger Agreement so as to, among other things, increase the Per Share Merger Consideration from $4.50 to $5.00;

WHEREAS, the Board of Directors of the Company and the Board of Directors of each of Parent and Merger Sub have approved the Merger on the terms and subject to the conditions set forth in the Merger Agreement as amended by this Amendment and have approved and declared advisable the Merger Agreement as amended by this Amendment and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of the Company recommends the adoption of the Merger Agreement, as amended by this Amendment, and approval of the Merger by the Company’s stockholders; and

WHEREAS, the parties have agreed to amend the Merger Agreement as provided in this Amendment;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendment of Section 4.1.  The reference to “$4.50” in Section 4.1(a) of the Merger Agreement is hereby amended to be “$5.00”.  All references in the Merger Agreement to the “Per Share Merger Consideration” shall refer to “$5.00 per Share in cash, without interest”.

2. Amendment of Section 5.1.  Section 5.1(c) of the Merger Agreement is hereby amended by (i) inserting “(as such term was defined in this Agreement as of August 13, 2010) that was” following the term “Per Share Merger Consideration” in Section 5.1(c)(ii) and (ii) adding a Section 5.1(c)(iii) to read as follows:

“(iii)           The Board of Directors of the Company has received the opinion of each of Goldman Sachs & Co. and Greenhill & Co., Inc. to the effect that, as of November 16, 2010 and based upon and subject to the factors and assumptions set forth therein, the Per Share Merger Consideration to be received in the Merger by holders of Shares is fair, from a financial point of view, to such holders.  It is agreed and understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied on by Parent or Merger Sub.”

3. Amendment of Section 5.2(e).  Section 5.2(e) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(e)  Equity Financing.  Parent has provided to the Company a true, complete and correct copy of the Equity Commitment Letter, dated November 16, 2010, between Parent and Blackstone Capital Partners V L.P. (“BCP”) (the “Equity Financing Commitment”), pursuant to which BCP has committed, subject to the terms and conditions set forth therein, to invest in Parent up to the cash amount set forth therein (the “Equity Financing”), necessary to enable Parent and Merger Sub to pay (i) the Per Share Merger Consideration in respect of all of the Shares and all amounts in respect of shares of Company Restricted Stock pursuant to Section 4.3(b), in each case, without any increase in the Indebtedness or other obligations of the Company or any of its Subsidiaries, or use of the assets of the Company or any of its Subsidiaries, (ii) amounts due in connection with the Merger and (iii) any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Equity Financing.  The Equity Financing Commitment has not been amended or modified prior to November 16, 2010, no such amendment or modification is contemplated, and the commitment contained in the Equity Financing Commitment has not been withdrawn or rescinded in any respect.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Financing Commitment.  Parent and Merger Sub will have, at and after the Closing, funds sufficient to (i) pay the aggregate Per Share Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Equity Financing and (iii) any other amounts required to be paid in connection with the consummation of the Merger.”

4. Amendment of Section 6.4.  Section 6.4 of the Merger Agreement is hereby amended by inserting the following immediately prior to the penultimate sentence of such Section:

“Notwithstanding the foregoing, the Company shall convene the Stockholders Meeting on Wednesday, November 17, 2010, at the Company’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas, 77002 (the “Company Headquarters”), as contemplated by the Proxy Statement filed with the SEC on October 4, 2010, and in connection therewith shall use its reasonable best efforts to provide the Record Holders of Shares with a reasonable period of time to become informed regarding the Amendment and the opportunity to vote on the adoption of this Agreement on Tuesday, November, 23, 2010 or such other date as may be agreed to in writing by the Company and Parent.”

5. Amendment of Section 8.5(b).  Section 8.5(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b)           In the event that:

(i) (x) before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date), or Section 8.2(b) (the section relating to failure to receive stockholder approval), (y) any Person shall have made or publicly announced a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn without qualification in a manner that would reasonably be expected to adversely affect the receipt of the Company Requisite Vote in any material respect at least ten (10) calendar days prior to, with respect to Section 8.2(a), the date of termination or, with respect to a termination pursuant to Section 8.2(b), no later than five (5) business days prior to the Stockholders Meeting and (z) within eighteen (18) months of such termination (A) the Company shall have consummated an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (y) of this Section 8.5(b)(i)) (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”) or (B) the Company and its Subsidiaries, taken as a whole, shall have consummated any transaction, or any series of transactions, providing for the sale of assets (including equity securities of any Subsidiaries of the Company) for aggregate consideration (including the assumption of any Indebtedness by any purchaser of such assets) of greater than $1.0 billion;

(ii) this Agreement is terminated by Parent pursuant to clause (a) of Section 8.4 (the section relating to a Change of Recommendation);

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) (the section relating to an Alternative Acquisition Agreement); or

(iv) (y) the circumstance described in Section 8.5(b)(i)(y) has not occurred and, before obtaining the Company Requisite Vote, this Agreement is terminated pursuant to Section 8.2(a) (the section relating to the Termination Date), or Section 8.2(b) (the section relating to failure to receive stockholder approval) and (z) within eighteen (18) months of such termination the Company shall have consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), as a result of which the Stockholders shall be entitled to receive, either directly or indirectly, consideration (whether cash or otherwise) having an aggregate value of more than $4.50 per Share;

then the Company shall (A) in the case of clause (i) above, within three (3) business days after the date on which the Company consummates the Acquisition Proposal referred to in sub-clause (i)(z)(A) or the date, or dates, on which the Company consummates each sale of assets referred to in sub-clause (i)(z)(B) above, (B) in the case of clause (ii), no later than three (3) business days after the date of such termination, (C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, and (D) in the case of clause (iv) above, within three (3) business days after the date on which the Company consummates the Acquisition Proposal referred to in sub-clause (iv)(z), pay Parent or its designee the Termination Fee (as defined below) by wire transfer of immediately available funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion).  “Termination Fee” shall mean (x) an amount equal to $27.5 million less any Parent Expenses previously paid by the Company with respect to the first $1.0 billion of any such asset sales and an additional $1.5 million with respect to each additional $100 million of any such asset sales during such eighteen (18) month period up to an aggregate of $2.5 billion of any such asset sales during such eighteen (18) month period, but in any event no greater than $50 million in the aggregate (including any Parent Expenses previously paid by the Company), if the Termination Fee becomes payable pursuant to Section 8.5(b)(i)(z)(B), (y) an amount equal to $16.3 million if the Termination Fee becomes payable pursuant to Section 8.5(b)(iv) and (z) an amount equal to $50 million less any Parent Expenses previously paid by the Company in all other circumstances.”

6. Additional Representations of the Company.  The Company hereby represents and warrants to Merger Sub and Parent as follows:

Authority Relative to Amendment.  The Company has all necessary corporate power and authority to execute and deliver this Amendment, and, subject only to, assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(i) of the Merger Agreement are true and correct, adoption of this Agreement by the Company Requisite Vote, to perform its obligations hereunder.  The execution and delivery of this Amendment by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Amendment.  This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Merger Sub and Parent, this Amendment constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

7. Additional Representations of Parent and Merger Sub.  Parent and Merger Sub each hereby represent to the Company as follows:

Authority Relative to Amendment.  No vote of holders of capital stock of Parent is necessary to approve this Amendment or the other transactions contemplated hereby. Concurrent with the execution and delivery of this Amendment, Parent has executed and delivered, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Merger Agreement as amended by this Amendment. Parent and Merger Sub have all necessary power and authority to execute and deliver this Amendment, and to perform their respective obligations hereunder.  The execution and delivery of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Amendment.  This Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Amendment constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

8. References to the Merger Agreement.  After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment and all references in the Disclosure Schedules to “the Agreement” and “the Merger Agreement” shall refer to the Merger Agreement as amended by this Amendment.

9. Construction.  Except as expressly provided in this Amendment, all references in the Merger Agreement and the Disclosure Schedules to “the date hereof” and “the date of this Agreement” shall refer to August 13, 2010.

10. Other Miscellaneous Terms.  The provisions of Article IX (Miscellaneous and General) of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

11. No Further Amendment.  Except as amended hereby, the Merger Agreement shall remain in full force and effect.

[Signatures Appear on the Following Pages]

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

DYNEGY INC.

By	/s/ Mario Alonso
	Name:	Mario Alonso
	Title:	V.P. Corporate Development

DENALI PARENT INC.

By	/s/ David Foley
	Name:	David Foley
	Title:	Chief Executive Officer

DENALI MERGER SUB INC.

By	/s/ David Foley
	Name:	David Foley
	Title:	Chief Executive Officer